UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. __)*

Under the Securities Exchange Act of 1934

Thrive Acquisition Corporation

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Titles of Class of Securities)

G7158C 101

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*	The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1	NAME OF REPORTING PERSON Thrive Acquisition Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,154,668 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,154,668 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,154,668 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.63% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Reflects 3,154,668 Class A ordinary shares of Thrive Acquisition Corporation (the “Company”), par value $0.0001 per share (“Class A Ordinary Shares”), issuable upon conversion of 3,154,668 Class B ordinary shares of the Company, par value $0.0001 per share (“Class B Ordinary Shares”). The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. Thrive Acquisition Sponsor LLC (the “Sponsor”) is the record holder of the shares reported herein. Charles Jobson and Benjamin Kao are the managers of the Sponsor. Each of Messrs. Jobson and Kao, by virtue of their shared control over the Sponsor, may be deemed to have or share beneficial ownership of the Class B Ordinary Shares held directly by the Sponsor.
(2)	The calculation assumes that there is a total of 21,562,500 Class A Ordinary Shares outstanding, which is the sum of (i) the 17,250,000 Class A Ordinary Shares outstanding as of December 6, 2021, and (ii) the 4,312,500 Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares held by the Sponsor, as reported herein.

1	NAME OF REPORTING PERSON Charles Jobson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,154,668 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,154,668 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,154,668 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.63% (2)
12	TYPE OF REPORTING PERSON IN

(1)	Reflects 3,154,668 Class A Ordinary Shares, issuable upon conversion of 3,154,668 Class B Ordinary Shares. The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. The Sponsor is the record holder of the shares reported herein. Charles Jobson and Benjamin Kao are the managers of the Sponsor. Each of Messrs. Jobson and Kao, by virtue of their shared control over the Sponsor, may be deemed to have or share beneficial ownership of the Class B Ordinary Shares held directly by the Sponsor.
(2)	The calculation assumes that there is a total of 21,562,500 Class A Ordinary Shares outstanding, which is the sum of (i) the 17,250,000 Class A Ordinary Shares outstanding as of December 6, 2021, and (ii) the 4,312,500 Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares held by the Sponsor, as reported herein.

1	NAME OF REPORTING PERSON Benjamin Kao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,154,668 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,154,668 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,154,668 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.63% (2)
12	TYPE OF REPORTING PERSON IN

(1)	Reflects 3,154,668 Class A Ordinary Shares, issuable upon conversion of 3,154,668 Class B Ordinary Shares. The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. The Sponsor is the record holder of the shares reported herein. Charles Jobson and Benjamin Kao are the managers of the Sponsor. Each of Messrs. Jobson and Kao, by virtue of their shared control over the Sponsor, may be deemed to have or share beneficial ownership of the Class B Ordinary Shares held directly by the Sponsor.
(2)	The calculation assumes that there is a total of 21,562,500 Class A Ordinary Shares outstanding, which is the sum of (i) the 17,250,000 Class A Ordinary Shares outstanding as of December 6, 2021, and (ii) the 4,312,500 Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares held by the Sponsor, as reported herein.

Item 1(a).	Name of Issuer:

Thrive Acquisition Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Riverside Center, 275 Grove Street, Suite 2-400, Newton, MA 02466

Item 2(a).	Name of Person Filing:

This statement is being filed jointly pursuant to §240.13d-1(k)(1) on behalf of each of the following persons (collectively, the “Reporting Persons”):

1. Thrive Acquisition Sponsor LLC

2. Charles Jobson

3. Benjamin Kao

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

Riverside Center, 275 Grove Street, Suite 2-400, Newton, MA 02466

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Titles of Classes of Securities:

Class A Ordinary Shares, par value $0.0001 per share

Item 2(e).	CUSIP Number:

The Class A Ordinary Shares CUSIP Number is G7158C 101.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________.

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2022

Thrive Acquisition Sponsor LLC

By:	/s/ Benjamin Kao
	Name:	Benjamin Kao
	Title:	Member

/s/ Charles Jobson
Charles Jobson

/s/ Benjamin Kao
Benjamin Kao

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.

Exhibit 1

AGREEMENT OF JOINT FILING

This joint filing agreement (this “Agreement”) is made and entered into as of this 24th day of January 2022, by and among Thrive Acquisition Sponsor LLC, Charles Jobson and Benjamin Kao.

The parties to this Agreement hereby acknowledge and agree that the foregoing statement on Schedule 13G in respect of Class A ordinary shares of Thrive Acquisition Corporation, par value $0.0001 per share, is filed on behalf of each of the parties to this Agreement and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The parties to this Agreement acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

This agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

Dated: January 24, 2022

Thrive Acquisition Sponsor LLC

By:	/s/ Benjamin Kao
	Name:	Benjamin Kao
	Title:	Member

/s/ Charles Jobson
Charles Jobson

/s/ Benjamin Kao
Benjamin Kao